KW 3/20/14

14048283

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 15900

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fred Alger & Company, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Park Avenue South
(No. and Street)

New York (City) NY (State) 10010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert L. Kincel (201) 547-3600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154-0102 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/24/14

OATH OR AFFIRMATION

I, Robert L. Kincel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fred Alger & Company, Incorporated, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA C. MARTIN-HART
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires July 21, 2018

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRED ALGER & COMPANY, INCORPORATED AND SUBSIDIARY

Consolidated Financial Statements and
Supplemental Schedules

December 31, 2013

(With Reports of Independent Registered Public Accounting Firm Thereon)

FRED ALGER & COMPANY, INCORPORATED
AND SUBSIDIARY

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Consolidated Financial Statements:	
Consolidated Statement of Financial Condition	3
Consolidated Statement of Income	4
Consolidated Statement of Changes in Stockholder's Equity	5
Consolidated Statement of Cash Flows	6
Notes to Consolidated Financial Statements	7
Supplemental Schedules	
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1	21
Schedule II – Computation for Determination of Reserve and Information for Possession or Control Requirements under Rule 15c3-3	22
Supplementary Report of Independent Registered Public Accounting Firm	
Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5	24

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Fred Alger & Company, Incorporated:

We have audited the accompanying consolidated financial statements of Fred Alger & Company, Incorporated and Subsidiary, a wholly owned subsidiary of Alger Associates, Inc., which comprise the consolidated statement of financial condition as of December 31, 2013, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG

Opinion

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of Fred Alger & Company, Incorporated and Subsidiary as of December 31, 2013, and the results of their operations and their cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

KPMG LLP

February 28, 2014

FRED ALGER & COMPANY INCORPORATED AND SUBSIDIARY

Consolidated Statement of Financial Condition

As of December 31, 2013

Assets		
Cash	$	14,817,028
Due from broker		477,649
Management and sub-advisory fees receivable (note 6b)		15,911,225
Receivable from mutual funds (note 6b)		6,694,786
Financial instruments owned, at fair value (note 5)		109,167,770
Due from affiliate		32,099,590
Current taxes receivable		216,266
Prepaid expenses and other assets		3,895,564
Deposits with clearing organizations		1,000,000
Property and equipment, net (note 7)		8,645,782
	$	192,925,660
Liabilities and Equity		
Liabilities:		
Accrued expenses and other liabilities (notes 8)	$	30,811,871
Financial instruments sold, not yet purchased at fair value (note 5)		479,412
Due to broker		323,002
Due to affiliate		108,149
Net deferred tax liability (note 10)		4,768,032
Total liabilities		36,490,466
Commitments and Contingencies (note 11)		—
Equity:		
Stockholder's equity:		
11% Series A cumulative preferred stock $100 par value – 5,000 shares authorized; 1,370 shares issued and no shares outstanding		137,000
Voting common stock, $0.10 par value – 1,000 shares authorized; 113,027 shares issued; 105,725 shares outstanding		11
Nonvoting common stock, $0.10 par value – 1,000 shares authorized and no shares issued or outstanding		—
Additional paid-in capital		92,058,902
Retained earnings		64,405,347
Less treasury stock, at cost – 7,302 shares voting common stock and 1,370 Series A shares cumulative preferred stock		(166,066)
Total stockholder's equity		156,435,194
	$	192,925,660

See accompanying notes to consolidated financial statements.

FRED ALGER & COMPANY INCORPORATED
AND SUBSIDIARY

Consolidated Statement of Income

For Year Ended December 31, 2013

Revenues:	
Management and sub-advisory fees (note 6b)	$ 131,518,743
Commissions	9,120,950
Mutual fund fees (note 6b)	42,450,298
Net change in unrealized gains on financial instruments	11,188,431
Net realized gains on financial instruments	1,151,531
Interest and dividends	5,114,412
Other income	541,732
Total revenues	201,086,097
Expenses:	
Compensation and benefits	67,221,078
Distribution fees	34,939,633
Revenue sharing fees	19,831,918
General and administrative expenses	6,668,432
Advertising and marketing	4,753,320
Rent	3,460,800
Trading costs	2,550,487
Professional fees	1,886,604
Depreciation and amortization	1,811,098
Mutual fund reimbursement fees	1,247,342
Printing and supplies	831,062
Communications	569,229
Regulatory Fees	387,680
Subscriptions	350,027
Total expenses	146,508,710
Income before income tax expense	54,577,387
Income tax expense	3,081,556
Net income	$ 51,495,831

See accompanying notes to consolidated financial statements.

FRED ALGER & COMPANY, INCORPORATED
AND SUBSIDIARY

Consolidated Statement of Changes in Stockholder's Equity

Year ended December 31, 2013

	11% Series A cumulative preferred stock $100 par value		Voting common stock $0.10 par value		Nonvoting common stock $0.10 par value		Additional paid-in capital	Retained earnings/ (deficits)	Treasury stock	Total
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance, January 1, 2013	1,370	$ 137,000	113,027	$ 11	—	$ —	89,208,432	15,909,516	(166,066)	105,088,893
Capital contribution							2,850,470			2,850,470
Dividend distribution								(3,000,000)		(3,000,000)
Current taxes receivable								51,495,831		51,495,831
Balance, December 31, 2013	1,370	$ 137,000	113,027	$ 11	—	$ —	92,058,902	64,405,347	(166,066)	156,435,194

See accompanying notes to consolidated financial statements.

FRED ALGER & COMPANY, INCORPORATED
AND SUBSIDIARY

Consolidated Statement of Cash Flows

Year ended December 31, 2013

Cash flows from operating activities:		
Net income	$	51,495,831
Adjustments to reconcile net income to net cash provided by operating activities:		
Net change in unrealized gains/losses on financial instruments		(11,188,431)
Net purchases of financial instruments		(12,358,884)
Curren Capital contribution		2,850,470
Deferred tax expense		627,187
Depreciation and amortization		1,811,098
Decrease (increase) in:		
Management and sub-advisory fees receivable		(2,367,747)
Receivable from mutual funds		(1,805,872)
Due from broker		(83,664)
Due from affiliate		(32,081,247)
Prepaid expenses and other assets		(90,349)
Current taxes receivable		(182,354)
Deposits with clearing organizations		430,615
Financial instruments sold, not yet purchased		78,303
Increase (decrease) in:		
Accrued expenses and other liabilities		4,525,806
Due to broker		(18,978)
Due to affiliate		(1,265,234)
Net cash provided by operating activities		376,550
Cash flows from investing activities:		
Acquisition of property and equipment		(1,690,185)
Net cash used in investing activities		(1,690,185)
Cash flows from financing activities:		
Dividend distribution		(3,000,000)
Net cash used in financing activities		(3,000,000)
Net decrease in cash		(4,313,632)
Cash, beginning of year		19,130,663
Ca Less treasury stock, at cost – 7,302 shares voting common stock and	$	14,817,031
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes	$	87,121
Supplemental disclosure of non-cash transaction:		
Capital Contribution	$	2,850,470

See accompanying notes to consolidated financial statements.

(1) Organization and Principles of Consolidation

Fred Alger & Company, Incorporated (Company) is a wholly owned subsidiary of Alger Associates, Inc. (Parent). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Fred Alger Management, Inc. (FAM). Significant intercompany balances and transactions have been eliminated in consolidation.

(2) Business

The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) under the Securities and Exchange Act of 1934, and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). FAM is an investment adviser registered under the Investment Advisers Act of 1940. The Company acts as the principal underwriter of mutual funds sponsored by FAM (Alger mutual funds) and effects transactions principally for the customers of FAM. The Company clears these transactions on a fully disclosed basis with a third party service provider.

(3) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments, with original maturities of less than ninety days at acquisition, as cash and cash equivalents. Cash and cash equivalents held at financial institutions generally exceed the amount insured by the Federal Deposit Insurance Corporation. The Company does not hold any cash equivalents at December 31, 2013.

(c) Valuation of Financial Instruments

Investments in financial instruments and financial instruments sold, not yet purchased are measured at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models.

The Company follows ASC 820, *Fair Value Measurements*, which establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Classification within the hierarchy is based upon the lowest level of input that is significant to the

fair value measurement. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Valuation adjustments and block discounts are not applied to Level 1 instruments.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Level 2 inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical assets or liabilities traded in nonactive markets (i.e., dealer or broker markets); and (iii) inputs other than quoted prices that are observable or inputs derived from or corroborated by market data.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from financial instrument to financial instrument and is affected by a wide variety of factors, including, for example, the type of financial instrument, whether the financial instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation.

The following are types of financial instruments the Company held as of December 31, 2013:

Corporate Bonds

The fair value of corporate bonds are valued based on available market quotations received from an independent pricing service which may utilize both transaction data and market information such as yield, prices of securities of comparable quality, coupon rate, maturity, type of issue, trading characteristics and other market data. As this information is observable by market participants, corporate bonds are generally included in level 2 of the fair value hierarchy.

Money Market Funds

The Company owns investments in several money market funds that are valued based on readily available and observable net asset values. These investments are included in Level 1 of the fair value hierarchy.

Mutual Funds

The Company owns investments in various Alger mutual funds that are valued based on readily available and observable net asset values. These investments are included in Level 1 of the fair value hierarchy.

Exchange-Traded Equity Securities

The Company owns positions in various common stocks of publicly traded companies. These securities are generally valued using the last sales price or official closing price taken from the primary market in which each security trades. As such, these investments are included in Level 1 of the fair value hierarchy.

(d) Financial Instruments Sold, Not Yet Purchased

The Company has sold financial instruments that it does not own and will, therefore, be obligated to purchase such financial instruments at a future date. In conjunction with transactions of this type, the Company will typically provide collateral to the counterparty until such time as the transaction is fully settled. A gain limited to the price at which the Company sold the security short, or a loss, unlimited in amount, will be recognized upon the termination of a short sale. The Company has recorded this obligation in the consolidated financial statements at the fair value of the financial instruments. If the financial instruments sold short increase in value, the company would be required to purchase the financial instruments sold short at a cost in excess of the obligation reflected in the Consolidated Statement of Financial Condition. These investments consist of exchange traded securities and are included in Level 1 of the fair value hierarchy.

(e) Securities Transactions

The Company records security transactions on trade date. Dividend income is recognized on the ex-dividend date, and interest income is recognized on an accrual basis. Realized gains (losses) on the sales of securities are recognized using the specific identification method, and changes in unrealized gains (losses) are recognized in the Consolidated Statement of Income. The Company has the ability to purchase securities on margin which are recorded in Due to broker at December 31, 2013.

(f) Commitments and Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company enters into transactions in various financial instruments with off-balance sheet risk. These financial instruments include financial instruments sold, not yet purchased.

The Company's financial instruments are subject to the following:

Market Risk

Market risk represents the potential loss that can be caused by a change in the fair value of the financial instrument.

Credit Risk

Credit risk represents the risk that the Company would incur if its counterparties failed to perform pursuant to the terms of their agreements with the Company.

The Company has agreements with various brokerage firms to carry its accounts as a customer. These brokers have custody of the Company's financial instruments and, from time to time, cash balances which may be due from these brokers.

Liquidity Risk

Liquidity risk represents the possibility that the Company may not be able to rapidly adjust the size of its positions in times of high volatility and financial stress at a reasonable price.

Interest Rate Risk

Interest rate risk represents a change in interest rates, which could result in an adverse change in the fair value of an interest-bearing financial instrument.

Political Risk

The Company is exposed to political risk to the extent that FAM, on its behalf and subject to its investment guidelines, trades securities that are listed on various U.S. and foreign exchanges and markets. The governments in any of these jurisdictions could impose restrictions, regulations or other measures, which may have a material adverse impact on the Company's investment strategy.

(g) Management and Sub-Advisory Fees

Management fees and sub-advisory fees are paid to FAM for advisory services provided to its customers. Such fees are recognized as earned on a monthly basis based on the terms of the customer agreements.

Among FAM's customers are five registered investment companies (Alger mutual funds):

- The Alger Funds
- The Alger Portfolios
- The Alger Funds II
- The Alger Global Growth Fund
- The Alger Institutional Funds

FAM is the also the investment adviser to the Alger SICAV, a collective investment undertaking organized under the laws of the Grand Duchy of Luxembourg Stock Exchange for sale to non-U.S. citizens in certain European countries.

(h) ***Mutual Fund Fees***

Mutual fund fees are earned by the Company and FAM for distribution, administrative and oversight services performed for the Alger mutual funds and Alger SICAV. Fees earned for distribution are collected pursuant to distribution plans operating under Rule 12b-1 of the Investment Company Act of 1940 (12b-1 Plans).

(i) ***Distribution Fees and Revenue Sharing Fees***

The Company, in its capacity as underwriter for the Alger mutual funds, pays fees to third party dealers who sell the funds to their customers. To the extent the fees paid do not exceed amounts collected from the Alger mutual funds pursuant to 12b-1 Plans, they are incurred by the Company and included in Distribution Fees on the Consolidated Statement of Income. To the extent these fees exceed amounts collected pursuant to 12b-1 Plans, the excess is incurred by FAM and included as Revenue Sharing Fees on the Consolidated Statement of Income. Front-end commissions are recorded in full by the Company at the time it is earned (the trade date). With respect to 12b-1 fees and deferred sales charges, the Company generally defers its incremental direct costs associated with the selling of the fund shares and amortizes these costs over the period in which the fees from the fund or fund shareholders are expected to be received.

(j) ***Depreciation and Amortization***

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation relating to these assets is provided for primarily by the straight-line method over their estimated useful lives, ranging from 5 to 10 years. Leasehold improvements are amortized by the straight-line method over the lesser of their economic useful lives or the terms of the related leases.

(k) ***Deferred Rent***

In accordance with ASC 840, the Company has long-term operating leases that include escalating lease payments for which rent expense is recorded ratably over the noncancelable base lease period. Deferred rent represents the difference between rent on a straight-line basis compared to the annual rent payable.

(l) ***Income Taxes***

Beginning with its 2008 taxable year, the Company and its shareholders elected to be treated as an S Corporation under the Internal Revenue Code for purposes of filing Federal income tax returns. As an S Corporation, the Company generally will not have to pay corporate-level income taxes but instead any income or loss will be included in the individual shareholder's tax returns. For most of the state or local jurisdictions in which it files tax returns, the Company did not elect to be treated as an S Corporation. Income taxes relating to those states are incurred at the corporate level.

Prior to its 2008 tax year, the Company was taxed as a C corporation. A corporation that converts to taxation as an S Corporation may hold assets (including intangible assets not reflected on the balance sheet, such as goodwill) with "built-in gains," which are assets whose fair market value as of the effective date of the election exceeds their tax basis.

In general, a corporation that converts to taxation as an S Corporation must pay corporate level tax on any of the net built-in gains it recognizes during the 10-year period beginning on the effective date of its election to be treated as an S Corporation. At October 31, 2007, the Company's effective date of election, the Company had built-in gains of $37,935,000 relating primarily to unrealized gains on its investments. The remaining unrealized built-in gains as of December 31, 2013 amounted to approximately $15,393,292. It is possible that the Company will realize a substantial amount of these built-in gains over the 10-year period which will result in Federal income taxes being due.

Income taxes are accounted for using the asset and liability method (ASC 740). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax-basis carrying amounts. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the enactment date occurs.

The Company files its Federal and certain state tax returns as a member of a consolidated group but accounts for its tax expense on a separate company basis reflecting its proportionate share of the tax asset or liability as if it were filing on its own. Any amounts due which pertain to tax returns filed on a consolidated basis are payable to the Parent.

Uncertainty in income taxes (ASC 740-10) is accounted for by recognizing in the consolidated financial statements the impact of a tax position when it is more likely than not that the tax position would be sustained upon examination by the tax authorities based on the technical merits of the position. Management considers the facts and circumstances available as of the reporting date in order to determine the appropriate tax benefit to recognize including tax legislation and statutes, legislative intent, regulations, rulings and case law. Differences could exist between the ultimate outcome of the examination of a tax position and management's estimate. It is not expected that these differences will have a material impact on the financial statements. In the preparation of income tax returns, tax positions are taken based on interpretation of Federal, State and local income tax laws for which the outcome is uncertain. Management has analyzed the Company's tax positions taken on Federal, state, and local income tax returns for all open years and has determined that no uncertain tax positions exist as of the reporting date.

The following is the major tax jurisdictions for the Company: United States, New Jersey, New York and New York City. Generally, tax years 2010 to present are open for examination by federal, state and local tax authorities.

(4) Recently Adopted and New Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-11 In December 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2011-11 ("ASU 2011-11"), "Disclosures about Offsetting Assets and Liabilities", which requires entities to disclose information about offsetting and related arrangements

to enable users of the financial statements to understand the effect of those arrangements on the statement of assets and liabilities. In January 2013, the FASB issued Accounting Standard Update No. 2013-01 ("ASU 2013-01"), "Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities", which clarified the types of instruments and transactions that are subject to the disclosure requirements established by ASU 2011-11. Management has evaluated the implications of ASU No. 2011-11 and has found that there is no impact on the financial statements.

In June 2013, the FASB issued ASU 2013-08, "Financial Services – Investment Companies – Amendments to the Scope, Measurement, and Disclosure Requirements". ASU 2013-08 changes the approach to assessing whether an entity is an investment company, clarifies the characteristics of an investment company and provides guidance for assessing whether an entity is an investment company. ASU 2013-08 is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2013. The impact ASU 2013-08 will have is currently being evaluated; however, no material impact on the financial statements is anticipated.

(5) Financial Instruments at Fair Value

The following presents the Company's financial instruments' fair value hierarchy as of December 31, 2013:

Assets		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance
Financial instruments owned:					
Corporate bonds	$	—	1,161,214	—	**1,161,214**
Mutual funds		77,555,621	—	—	**77,555,621**
Money market funds		23,795,460	—	—	**23,795,460**
Exchange-traded equity securities		6,655,475	—	—	**6,655,475**
Total Financial Instruments Owned	$	**108,006,556**	**1,161,214**	—	**109,167,770**
Financial instruments sold, not yet purchased:					
Exchange-traded equity securities	$	479,412	—	—	**479,412**
Total Financial Instruments Sold, not yet purchased	$	**479,412**	—	—	**479,412**

There were no level 3 investments held during the year.

(6) Related Party Transactions

(a) Directors and Officers

Certain employees of the Company and FAM are officers of the Alger mutual funds.

(b) Revenue Transactions

FAM provides advisory services to the Alger mutual funds and Alger SICAV Funds, for which it earns management fees. Fees earned for these services are included in Management and sub-advisory fees in the Consolidated Statement of Income. Amounts receivables relating to these fees are included in Management and sub-advisory fees receivable on the Consolidated Statement of Financial Condition.

FAM provides certain administration services to the Alger mutual funds for which it receives fund administration fees and shareholder administration fees. FAC earns fees from the Alger mutual funds and Alger SICAV Funds pursuant to distribution plans operating under Rule 12b-1 of the Investment Company Act of 1940. These fees are included in Mutual fund fees in the Consolidated Statement of Income. Amounts receivable relating to these fees are included in Receivable from mutual funds on the Consolidated Statement of Financial Condition.

The Alger mutual funds and Alger SICAV Funds also pay the Company brokerage commissions in connection with securities transactions. These fees are included in Commissions in the Consolidated Statement of Income. Amounts receivable relating to these fees are included in Prepaid expenses and other assets on the Consolidated Statement of Financial Condition.

Certain expenses incurred by Alger mutual funds in excess of stated expense limits were reimbursed by FAM.

A summary of income earned through related party transactions for the year ended December 31, 2013, and receivables from related parties as of that date is as follows:

FRED ALGER & COMPANY, INCORPORATED AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2013

	Income earned for the year ended December 31, 2013			Amounts receivable at December 31, 2013		
	FAC	FAM	Total	FAC	FAM	Total
Management and sub-advisory fees:						
Management fees	$ —	103,353,424	103,353,424	—	9,893,696	9,893,696
Total management and sub-advisory fees	—	103,353,424	103,353,424	—	9,893,696	9,893,696
Mutual fund fees:						
12b-1 and shareholder servicing fees	33,219,483	—	33,219,483	3,284,242	—	3,284,242
Sub-T/A fees	3,972,802	—	3,972,802	2,952,323	—	2,952,323
Fund administration fees	—	3,189,214	3,189,214	—	313,434	313,434
Shareholder administration fees	—	1,468,480	1,468,480	—	144,787	144,787
Total mutual fund fees	37,192,285	4,657,694	41,849,979	6,236,565	458,221	6,694,786
Commission fees:						
Brokerage commissions	7,516,065	—	7,516,065	—	—	—
Total related party income/receivables	$ 44,708,350	108,011,118	152,719,468	6,236,565	10,351,917	16,588,482

(c) *Service-Related Charges*

Pursuant to an agreement with FAM, service-related charges of $26,603,590 have been earned by the Company. Under the terms of the agreement, FAM pays a monthly asset-based fee to the Company for its efforts in promoting and distributing certain products for which FAM receives management fees. These service-related charges have been eliminated in consolidation.

(7) Property and Equipment, Net

	Useful lives	Amount
Leasehold improvements	10 years	$ 6,934,108
Furniture and fixtures	7 years	2,603,461
Office machines	5 years	2,176,941
Computer software	5 years	6,315,029
Automobile	5 years	106,328
		18,135,867
Less accumulated depreciation and amortization		(9,490,085)
		$ 8,645,782

Depreciation and amortization expense for the year ended December 31, 2013 was $1,811,098

(8) Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following at December 31, 2013:

Deferred compensation plan payable	$ 15,105,416
Accrued distribution fees	11,110,009
Other	4,596,446
Total accrued expenses and other liabilities	$ 30,811,871

(9) Regulatory Net Capital Requirements

The Company uses the alternative method pursuant to the SEC's Uniform Net Capital Rule (Rule 15c3-1). The Company's minimum net capital requirement is based on the greater of: 2% of aggregate debit items from Reserve Formula; or Minimum dollar net requirement - $250,000. The Company claimed an exemption from SEC Rule 15c3-3 (Customer Protection Rule") – (k)(2)(ii), thus, the 2% of aggregate debit items from Reserve Formula would not apply. As of December 31, 2013, the Company maintained net capital and excess net capital of $18,037,370 and $17,787,370, respectively.

(10) Income Taxes

The components of Income tax expense in the Statement of Income for the year ended December 31, 2013 are as follows:

State and local	$	2,454,369
Total current		2,454,369
Deferred:		
Federal		473,992
State and local		153,195
Total deferred		627,187
Total tax expense	$	3,081,556

The provision for federal deferred income tax expense relates to the change in unrealized gains during the year ended December 31, 2013, with respect to built-in gain assets that were in place at the date of the Company's election to become an S Corporation.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Management believes that it is more likely than not that the deferred tax asset will be realized and therefore no valuation allowance has been recorded. Significant components of the Company's deferred tax assets and deferred tax liabilities as of December 31, 2013 are as follows:

Deferred tax assets:		
Deferred compensation	$	1,225,640
Other		638,940
Total deferred tax assets		1,864,580
Less valuation allowance		—
Net deferred tax assets		1,864,580
Deferred tax liabilities:		
Built-in gains		(5,387,652)
Unrealized gains		(1,244,960)
Total deferred tax liabilities		(6,632,612)
Net deferred tax liability	$	(4,768,032)

Pension and Profit Sharing Plans

(a) ***401(k) Plan***

The Company sponsors a contributory 401(k) plan. This plan includes all officers and full-time employees. The Company makes matching contributions equal to 100% of the participant's compensation contributed as pre-tax contributions subject to a maximum amount of $10,000 for each participant. The Company's practice is to fund its obligation under the plan currently. Included in compensation and benefits expense are employer contributions for the year ended December 31, 2013 of $919,905.

(b) ***Deferred Compensation Plans***

The Parent maintains three nonqualified deferred compensation plans (the Plans) for certain employees of the Company and FAM.

As more fully described in the Alger Associates, Inc. Incentive Plan, as amended and restated August 31, 2009 (Incentive Plan), and the individual Award Agreements, the Parent may issue an award which is credited to the participant's "award account" and vests after four years. Pursuant to the Incentive Plan, the award accounts are credited or debited with gains or losses based upon changes in values of notional investments in certain Alger mutual funds elected by the plan participant. The participant is also eligible for a matching contribution from the Parent of up to 175% of the original award. Both the vesting percentage attributable to the awards and the level of matching contributions are based on growth in the consolidated pre-tax net operating income of the Parent and its subsidiaries, as defined by the plan, and which may be adjusted by management according to the terms of the Incentive Plan. During the year ended December 31, 2013, the Company recognized $3,243,586 in compensation expense relating to the Incentive Plan.

In December 2009, the Parent adopted the Alger Associates, Inc. Equity Plan (Equity Plan). Under the terms of the Equity Plan, a portion of eligible participant's annual bonus compensation is converted into Alger Equity Units (Units). Such Units participate in any dividend declared by the Parent on a notional basis as well as future appreciation or depreciation of the book value of the Parent, as more fully described in the Equity Plan. Any award issued under the Equity Plan vests equally over four years. A portion of the value of the participant's awards may be paid after seven years (if so elected by the recipient of the award) subject to certain further allowable deferral elections. If such deferral option is not elected, the entire value of the award will be paid on the earlier of a "termination of employment" or a "change in control" as such terms are defined in the Equity Plan. During the year ended December 31, 2013, the Company recognized $2,797,474 in compensation expense relating to the Equity Plan.

In April 2010, the Parent adopted a "Phantom Equity Grant Agreement" (Agreement), which granted phantom ownership of 5% of the combined fair market value of the Parent and its subsidiaries, as defined in the Agreement, to the Chief Executive Officer (the CEO) of the Parent. Under the terms of the Agreement, the CEO participates in any dividend declared or distribution made by the Parent on a notional basis as well as future appreciation or depreciation of the fair market value of the Parent,

as more fully described in the Agreement. The phantom equity granted under this agreement is fully vested. The value of the phantom equity will be paid on the earlier of a "separation from service" or a "change in control" as such terms are defined in the Agreement. During the year ended December 31, 2013, the Company recognized $4,154,340 in compensation expense relating to this Agreement and recorded a capital contribution of $2,850,470 from the Parent.

The Plans are intended to qualify under Section 409A of the Internal Revenue Code, which allows, among other things, for the participant to defer tax recognition until such time as the award is distributed to the participant.

(11) Commitments and Contingencies

The Company and FAM lease office space under noncancelable lease agreements expiring through 2021.

Minimum annual rental payments approximate:

Year ending December 31:		
2014	$	2,953,264
2015		2,680,191
2016		2,724,303
2017		2,930,601
2018		2,980,682
Thereafter		9,468,941
	$	23,737,982

Office leases contain provisions for escalation based upon certain increases in costs incurred by the lessor.

Rent expense for the year ended December 31, 2013 was $3,460,800.

In the normal course of business, the Company may be subject to various litigation and disputes. Although the outcome of such claims, litigation, and disputes cannot be predicted with certainty, in the opinion of management, based on facts known at this time, the resolution of such matters are not anticipated to have a material adverse effect on the financial position or results of operations of the Company.

(12) Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments to the financial statements resulting from subsequent events through February 28, 2014, the date the financial statements were available to be issued. As a result of this evaluation, the Company found no subsequent events that necessitated disclosures and/or adjustments to the financial statements.

SUPPLEMENTAL SCHEDULES

FRED ALGER & COMPANY, INCORPORATED
AND SUBSIDIARY
Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2013

Computation of net capital pursuant to Rule 15c3-1:		
Computation of net capital:		
Total consolidated stockholder's equity	$	156,435,194
Deduct subsidiary equity not allowable for net capital		(107,501,546)
Total stockholder's equity qualified for net capital		48,933,648
Deductions and/or charges:		
Current taxes Nonallowable assets:		
Receivables from affiliate		(24,406,706)
Other nonallowable assets		(4,385,835)
Total nonallowable assets		(28,792,541)
Other deductions		—
Net capital before haircuts		20,141,107
Haircuts on securities:		
Corporate bonds mutual funds, money market funds and exchange-traded equity securities		(2,103,737)
Net capital	$	18,037,370
Computation of alternative net capital requirement		
Capital requirement of consolidated broker-dealer electing alternative method	$	250,000
Total net capital requirement		250,000
Excess net capital	$	17,787,370

There are no material changes between the Company's computation of net capital contained herein and as reported in the Company's Part IIA (unaudited) FOCUS Report filed on February 28, 2014.

See accompanying report of independent registered public accounting firm.

FRED ALGER & COMPANY, INCORPORATED AND SUBSIDIARY

Computation for Determination of Reserve and Information for Possession or Control Requirements under Rule 15c3-3

December 31, 2013

Statement of Exemption:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

See accompanying report of independent registered public accounting firm.

SUPPLEMENTARY REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
Fred Alger & Company, Incorporated:

In planning and performing our audit of the consolidated financial statements of Fred Alger & Company, Incorporated and Subsidiary (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timelv basis. A significant deficiency is a deficiency, or a

combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2014

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Fred Alger & Company, Incorporated:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Fred Alger & Company, Incorporated (the Company) and the Securities and Exchange Commission and Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2013

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

015900 FINRA DEC
FRED ALGER & CO INC 5*5
360 PARK AVE S
NEW YORK NY 10010-1710

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 16,844.42

B. Less payment made with SIPC-6 filed (exclude interest) (8,777.36)

8/2/2013
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 8,067.06

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 8,067.06

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Fred Alger + Company, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

VP Controller
(Title)

Dated the 27 day of February, 2014

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 77,610,370
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	64,368,061
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	2,049,890
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	1,854,730
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	2,597,095
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 2,826	
Enter the greater of line (i) or (ii)	2,826
Total deductions	70,872,603
2d. SIPC Net Operating Revenues	$ 6,737,767
2e. General Assessment @ .0025	$ 16,844.42
	(to page 1, line 2.A.)

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Fred Alger & Company, Incorporated:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Fred Alger & Company, Incorporated (the Company) and the Securities and Exchange Commission and Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

015900 FINRA DEC
FRED ALGER & CO INC 5*5
360 PARK AVE S
NEW YORK NY 10010-1710

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 16,844.42

B. Less payment made with SIPC-6 filed (exclude interest) (8,777.36)

8/2/2013
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 8,067.06

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 8,067.06

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Fred Alger + Company, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

VP Controller
(Title)

Dated the 27 day of February, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 77,610,370
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	64,368,061
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	2,049,890
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	1,854,730
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	2,597,095
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 2,826	
Enter the greater of line (i) or (ii)	2,826
Total deductions	70,872,603
2d. SIPC Net Operating Revenues	$ 6,737,767
2e. General Assessment @ .0025	$ 16,844.42
	(to page 1, line 2.A.)